[redacted]

08027121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- 28527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10251 Vista Sorrento Parkway, Suite 200
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise S. Iverson — 858-964-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 27 2007
THOMS
FINAN

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise S. Iverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN B. WHITMAN
Commission # 1745858
Notary Public - California
San Diego County
My Comm. Expires May 25, 2011

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

For the Years Ended December 31, 2007 and 2006

PKF

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have audited the accompanying balance sheets of Dunham & Associates Investment Counsel, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 25, 2008

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
BALANCE SHEETS
December 31, 2007 and 2006

ASSETS

	2007	2006
Current assets:		
Cash	$ 1,568,003	$ 1,654,885
Restricted cash	100,000	100,000
Short-term investments	2,471,379	731,068
Accounts receivable, net	915,154	901,020
Receivables from related parties	465,713	446,727
Notes receivable (Note 5)	–	–
Prepaid expenses	230,774	272,134
Total current assets	5,751,023	4,105,834
Furniture, fixtures and equipment, net of accumulated depreciation of $86,837 and $41,519	201,540	166,024
Total assets	$ 5,952,563	$ 4,271,858

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts payable	$ 497,571	$ 541,395
Payables to related parties	11,347	–
Accrued liabilities	392,142	819,802
Total liabilities	901,060	1,361,197
Contingencies (Note 8)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	3,325,796	1,184,954
Total shareholder's equity	5,051,503	2,910,661
Total liabilities and shareholder's equity	$ 5,952,563	$ 4,271,858

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Investment advisory services and fees	$ 7,763,752	$ 6,219,870
Brokerage and mutual fund commissions	503,817	464,577
Interest and other income	411,956	113,009
Total revenues	8,679,525	6,797,456
Expenses:		
Salaries and benefits	2,443,897	2,288,104
General, administrative and selling	3,935,686	3,714,203
Total expenses	6,379,583	6,002,307
Net income before taxes	2,299,942	795,149
Provision for income taxes	(9,100)	(14,500)
Net income	$ 2,290,842	$ 780,649

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2005	100,000	$ 1,990	$ 1,723,717	$ 404,305	$ 2,130,012
Net income	–	–	–	780,649	780,649
Balance, December 31, 2006	100,000	1,990	1,723,717	1,184,954	2,910,661
Shareholder distribution	–	–	–	(150,000)	(150,000)
Net income	–	–	–	2,290,842	2,290,842
Balance, December 31, 2007	100,000	$ 1,990	$ 1,723,717	$ 3,325,796	$ 5,051,503

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 2,290,842	$ 780,649
Adjustments to reconcile net income to net cash provided by operating activities:		
Allowance for uncollectible accounts	(19,168)	(92,146)
Depreciation	45,318	34,763
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(14,134)	(438,495)
Restricted cash	–	(75,000)
Receivables from related parties	(18,986)	(67,670)
Prepaid expenses	41,360	6,547
Increase (decrease) in liabilities:		
Accounts payable	(43,824)	189,285
Payables to related parties	11,347	–
Deferred taxes payable	8,300	–
Accrued liabilities	(435,960)	186,031
Net cash provided by operating activities	1,865,095	523,964
Cash flows from investing activities:		
Purchases of short-term investments	(1,740,311)	(577,187)
Purchases of furniture, fixtures and equipment	(80,834)	(73,207)
Net cash used in investing activities	(1,821,145)	(650,394)
Cash flows from financing activities:		
Shareholder distribution	(150,000)	–
Repayments of notes receivable	19,168	15,146
Net cash (used in) provided by financing activities	(130,832)	15,146
Net decrease in cash	(86,882)	(111,284)
Cash at beginning of year	1,654,885	1,766,169
Cash at end of year	$ 1,568,003	$ 1,654,885

Supplemental disclosure of cash flow information:

	2007	2006
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 19,000	$ 17,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company"), a California corporation, is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from an asset allocation and wrap fee program utilizing a no-load class of shares.

The Company also earns fees by providing financial advisory and asset management services to various Dunham & Associates Limited Partnerships ("Partnerships") of which either Dunham & Associates Securities, Inc. or Asset Managers, Inc., both affiliates, is the General Partner. The Company may also earn placement fees from the sale of Partnership units and earns commissions from the execution of investment transactions on behalf of clients. The Company also serves as investment adviser to two collective investment funds ("Trust Funds") for which Dunham Trust Company, also an affiliate, serves as Trustee.

Recognition of Revenue

The Company, as investment advisor, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap program ("Asset Allocation Program"). The Asset Allocation Program uses the Dunham Funds – Class N Shares. The Company earns advisory fees based either on the performance of the underlying accounts or on a flat percentage fee basis, subject to the financial adviser's choice and the qualification of the client. Advisory fees are earned monthly and collected quarterly. A portion of the advisory fees are in turn paid to the financial advisers.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C Shares. The Company receives compensation in the form of 12b-1 fees on the sales of such shares, which are recorded monthly. Commissions are in turn paid to the participating broker/dealers.

The Company has entered into contracts with various broker/dealers and others to sell, through registered sales representatives, units of the Partnerships. The Company may receive a placement fee from investors on the initial sale of Partnership units which is recorded at the time the investment is completed. The Company also earns advisory fees from the Partnerships based on the performance of the Partnerships. These fees are recorded monthly. Any placement fees charged by a registered sales representative and a portion of the advisory fees are in turn paid to the participating broker/dealers. Eleven of the 14 Partnerships were closed during 2007, however, most of the investors chose to re-invest in the Dunham Fund in the same asset class and for which the Company also serves as investment advisor.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that balance will not be collected.

Fair Value of Financial Instruments

The Company believes that the recorded values of its financial instruments approximate their fair value at the balance sheet date.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally five years. Depreciation expense for the years ended December 31, 2007 and 2006 was $45,318 and $34,763 respectively, and is included in general, administrative and selling expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrued directly to its shareholders. The S corporation pays a California franchise tax of 1.5%, which is allocated to the Company based on its net income. Accordingly, no provision for federal income taxes is included in the financial statements and $9,100 and $14,500 is recorded as provision for California state taxes for the years ended December 31, 2007 and 2006, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007 and 2006, the Company's uninsured cash balances totaled $1,468,003 and $1,554,885, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable.

NOTE 3 – SHORT-TERM INVESTMENTS

The Company periodically invests its excess cash in the one of the D&A Mortgage Funds. At December 31, 2007, the Company had investments of $2,024,839 in the D&A Daily Mortgage Fund III, L.P., which maintains a constant Net Asset Value, and is available for redemption daily. At December 31, 2007, the Company had investments of $446,540 in the D&A Semi-Annual Mortgage Fund III, L.P., which maintains a constant Net Asset Value, and is available for redemption effective April 1, 2008. At December 31, 2006, the Company had investments of $567,493 in the D&A Daily Mortgage Fund III, L.P., which maintains a constant Net Asset Value, and is available for redemption daily. At December 31, 2006, the Company had investments of $163,575 in the D&A Semi-Annual Mortgage Fund III, L.P., which maintains a constant Net Asset Value, and is available for redemption effective April 1, 2007.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

The Company advances commissions to unaffiliated broker-dealers with whom it has selling agreements and to other registered sales representatives under a "safety-net" program. Such advances are to be repaid from future commissions when earned. As of December 31, 2007 and 2006, the Company was owed $9,720 and $52,346, respectively, net of an allowance for uncollectible accounts of $245,000 and $245,000, respectively, from unaffiliated broker-dealers and other registered sales representatives under this arrangement.

NOTE 5 - NOTES RECEIVABLE

The Company has outstanding an unsecured promissory note to a non-related party. This note accrues interest at 9% and initially matured December 31, 2001. The balance of this note, including accrued and unpaid interest, was $0 at both December 31, 2007 and 2006, net of an allowance for uncollectible accounts of $26,318 and $45,486. The note was put on nonaccrual beginning January 1, 2006 and interest is recorded on a cash basis. For the years ended December 31, 2007 and 2006, interest collected of $3,332 and $9,854, respectively, is included in interest income. On January 1, 2002 the Company modified the terms of the note receivable to require monthly payments of the greater of $1,000 (including principal and interest) or 50% of the borrower's gross monthly commissions earned from the Company. Payments began April 1, 2002 and shall continue until the note is paid in full.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2007 and 2006, the amount of net capital, as defined, exceeds the minimum amount required by $448,311 and $74,885 respectively, and its ratio of aggregate indebtedness to net capital is 1.29 to 1 and 4.19 to 1, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company earns advisory, placement, commissions and other fees related to various Dunham & Associates Limited Partnerships, mutual funds and services as discussed in Note 1. For the years ended December 31, 2007 and 2006, these fees amounted to $4,764,016 and $4,341,553, respectively. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers. For the years ended December 31, 2007 and 2006, these amounts were $807,546 and $824,709, respectively.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses and services except for bonus expense which is allocated to each company based on net income. Total allocable expenses of the Company and the affiliates were $6,755,686 and $8,200,432 for the years ended December 31, 2007 and 2006, respectively, of which $2,910,576 and $4,048,325 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses.

NOTE 8 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 7.

SEC Matter

In September 2006, the Company, its parent, and certain other affiliates and officers (collectively, "Dunham & Associates") agreed to a settlement with the Securities and Exchange Commission ("SEC"), neither admitting or denying any wrongdoing, ending a multi-year disagreement with one of the Company's regulators. Dunham & Associates agreed to the settlement to end the many hours of human and financial capital spent debating the long-standing issues and detracting from running the business and serving its clients.

The principal concern of the SEC centered on the Company's alleged public offer and sale of investments in Dunham Trust Company's private trust funds as a separate investment vehicle rather than for use by the trust company solely in its capacity as a fiduciary. Although Dunham & Associates sought the advice of outside counsel when forming the trust company, the SEC took issue with certain marketing practices. Dunham & Associates pro-actively formed registered investment company shares (mutual funds) and transferred the accounts at issue from the private trust funds in December 2004. There were no findings of investor loss or fraud, misuse of investor funds or any investor complaints.

The Company agreed to pay total penalties of $200,000 and to retain an independent consultant to examine the Company's policies and procedures, including but not limited to assessment of operations and marketing practices in compliance with federal securities laws. The $200,000 was reflected in general, administrative and selling expense in 2005.

NOTE 8 – CONTINGENCIES, Continued

Other Matters

In October 2006, the Company and its principal ("Dunham Respondents"), along with several unaffiliated respondents, were named in an arbitration Statement of Claim filed with NASD Dispute Resolution (now FINRA Dispute Resolution). The Statement of Claim, filed by one of the beneficiaries and the personal representative of an estate nearly six years after the estate was settled, alleges that the Dunham Respondents fraudulently obtained control over the trust account; and that the value of the trust account declined by approximately $500,000 while under its control. An affiliate, Dunham Trust Company ("DTC"), served as Trustee between approximately November 2000 and August 2001, however, no claim has been asserted against DTC itself. The Claimant also seeks punitive damages in the amount of three times any amount awarded from the Dunham Respondents. The Dunham Respondents contend that they did nothing to cause or contribute, in any way, to the losses alleged, and on the contrary reduced any such losses. They feel they have a complete defense and are also seeking expungement from their CRD records. Discovery is largely complete and an arbitration panel has been appointed. Initial hearing dates had been set for January 2008; however, the hearing has now been postponed until after June 2008. At this time it is not possible to estimate the amount of loss or range of possible loss, if any, but the Company does not feel the outcome would have a material effect on the Company's financial condition, results of operations, or cash flows.

On February 19, 2008, the Company entered into a letter of intent with a Registered Investment Adviser ("RIA") to purchase the advisory contracts for a family of mutual funds for which the RIA serves as adviser. On February 20, 2008, the Board of Trustees of the registered investment company approved the letter of intent. The purchase price will be based on the assets under management at closing and payment will be made over two years using the Company's available short-term investments. Consummation of the transaction is subject to final due diligence, the execution of an acceptable definitive agreement and shareholder and other approvals.

NOTE 9 – OTHER INCOME

Other income in 2007 includes gross shareholder services fees of $179,819 offset by shareholder services expense of $166,403 (included in general, administrative and selling expense) that was not realized in 2006.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER SEC RULE 15C3-1
December 31, 2007 and 2006

	2007	2006
Net worth	$ 5,051,503	$ 2,910,661
Less:		
Non-allowable assets:		
Accounts receivable	913,736	899,773
Short-term investments	2,471,379	731,068
Receivables from related parties	465,713	446,727
Prepaid and other assets	230,824	272,184
Furniture, fixtures and equipment	201,540	166,024
Other deductions	70,000	70,000
Net capital	698,311	324,885
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater.)	(250,000)	(250,000)
Excess net capital	$ 448,311	$ 74,885
Total aggregate indebtedness	$ 901,060	$ 1,361,197
Ratio of aggregate indebtedness to net capital	1.29 to 1	4.19 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15C3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2007 and 2006

	2007	2006
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 698,311	$ 324,885
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 698,311	$ 324,885
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 901,060	$ 1,361,197
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 901,060	$ 1,361,197

SCHEDULE III

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3
December 31, 2007 and 2006

		2007	2006
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

SCHEDULE IV

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3
December 31, 2007 and 2006

	2007	2006
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In planning and performing our audits of the financial statements of Dunham & Associates Investment Counsel, Inc. (the "Company") for the years ended December 31, 2007 and 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls. Among the elements of internal control that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dunham & Associates Investment Counsel, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not study the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be significant deficiencies as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the years ended December 31, 2007 and 2006 and this report does not affect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 25, 2008

PKF
Certified Public Accountants
A Professional Corporation

END